February 8, 2016

Re:	Moxian, Inc.

Form 10-K for Fiscal Year Ended September 30, 2015

File No. 000-55017

Filed December 22, 2015

Matthew Crispino

Attorney Advisor

Office of Information

Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Crispino:

On behalf of Moxian, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of February 1, 2016 with respect to the Form 10-K filed on December 22, 2015 (the “10-K”) by the Company. For your convenience, the text of the Staff’s comments is set forth below, followed in each case by the Company’s responses.

General

1.	Please confirm in future filings you will provide the correct file number on the facing page for your periodic reports. We note that your file number for your Exchange Act reports was changed to 000-55017 when you filed a Form 8-A on August 5, 2013 to register your common stock under Section 12(g) of the Exchange Act, but the facing pages of your subsequent periodic reports still refer to “Commission File No. 333-173172.”

Company Response: Confirmed.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 24

2.	Please advise us who are the natural persons that hold voting and/or investment power over your principal shareholder, Moxian China Limited. Please refer to Rule 13d-3 for further guidance.

Company Response: The natural person holding voting and/or investment power over Moxian China Limited is an individual named Ng Ka Lam.

Certain Relationships and Related Transactions, Director Independence, page 25

3.	On pages 15 and 16 of your Form 10-Q for the fiscal quarter ended June 30, 2015 filed on August 14, 2015, you reference two loans from your principal shareholder, Moxian China Limited: (i) a $709,941 loan dated May 30, 2015 to Moxian HK; and (ii) a $2,680,221 loan to Moxian Malaysia. Please advise us whether these loans are related party transactions that are required to be disclosed under Item 404(a) of Regulation S-K. If so, please confirm that you will disclose these related party transactions in future filings.

Company Response: Confirmed.

Please note that attached hereto as Exhibit A is the written acknowledgement by the Company. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212.407.4122.

Very truly yours,

/s/ Tahra T. Wright

Tahra T. Wright

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 1, 2016 with respect to the Form 10-K File No. 000-55017, filed on December 22, 2015, by the Company, the undersigned hereby acknowledges that in connection with it response to the Staff’s comments:

●	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Moxian, Inc.

By:	/s/ James Mendong Tan
Name:	James Mendong Tan
Title:	Chief Executive Officer